Exhibit 4.2

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description of the capital stock of Tempus AI, Inc., or the Company, and certain provisions of the Company’s amended and restated certificate of incorporation, or the amended and restated certificate, and amended and restated bylaws, or restated bylaws, are summaries. These summaries are qualified in the entirety by reference to the provisions of the Delaware General Corporation Law and the complete text of the restated certificate and restated bylaws, which are incorporated by reference as Exhibits 3.1 and 3.2, respectively, of the Company’s Annual Report on Form 10-K to which this description is also an exhibit.

General

The amended and restated certificate authorizes two classes of common stock: Class A common stock and Class B common stock. In addition, the Company’s amended and restated certificate in effect authorizes shares of undesignated preferred stock, the rights, preferences, and privileges of which may be designated from time to time by the Company’s board of directors.

The Company’s authorized capital stock consists of 1,025,500,000 shares, all with a par value of $0.0001 per share, of which:

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1,000,000,000 shares are designated Class A common stock;
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5,500,000 shares are designated Class B common stock; and
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20,000,000 shares are designated preferred stock.

Class A Common Stock and Class B Common Stock

Voting Rights

The Class A common stock is entitled to one vote per share on any matter that is submitted to a vote of the Company’s stockholders. Holders of the Company’s Class B common stock are entitled to 30 votes per share on any matter submitted to the Company’s stockholders. Holders of shares of Class B common stock and Class A common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law or the Company’s amended and restated certificate.

Under Delaware law, holders of the Company’s Class A common stock or Class B common stock would be entitled to vote as a separate class if a proposed amendment to the Company’s amended and restated certificate would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. While the holders of the Company’s Class A common stock have waived their right to vote as a separate class as to amendments to the Company’s amended and restated certificate that would increase or decrease the aggregate number of authorized shares of Class A common stock, they are entitled to the other class protections provided under Delaware law. As a result, in these limited instances, the holders of a majority of the Class A common stock could defeat any amendment to the Company’s amended and restated certificate. For example, if a proposed amendment of the Company’s amended and restated certificate provided for the Class A common stock to rank junior to the Class B common stock with respect to (1) any dividend or distribution, (2) the distribution of proceeds were the Company to be acquired or (3) any other right, Delaware law would require the vote of the Class A common stock. In this instance, the holders of a majority of Class A common stock could defeat that amendment to the Company’s amended and restated certificate.

The Company’s amended and restated certificate does not provide for cumulative voting for the election of directors.

Economic Rights

Except as otherwise expressly provided in the Company’s amended and restated certificate or otherwise required by applicable law, all shares of Class A common stock and Class B common stock have the same rights and privileges and rank equally, share ratably and be identical in all respects for all matters, including those described below.

Dividends and Distributions. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock are entitled to share equally, identically, and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by the company, unless different treatment of the shares of the affected class is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

Liquidation Rights. On the Company’s liquidation, dissolution, or winding-up, the holders of Class A common stock and Class B common stock are entitled to share equally, identically, and ratably in all assets remaining after the payment of any liabilities, liquidation preferences, and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

Change of Control Transactions. The holders of Class A common stock and Class B common stock are treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the class treated differently, voting separately as a class, on (a) the closing of the sale, transfer, or other disposition of all or substantially all of the Company’s assets, (b) the consummation of a merger, reorganization, consolidation, or share transfer which results in the Company’s voting securities outstanding immediately before the transaction (or the voting securities issued with respect to the Company’s voting securities outstanding immediately before the transaction) representing less than a majority of the combined voting power of the voting securities of the company or the surviving or acquiring entity or (c) the closing of the transfer (whether by merger, consolidation, or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons of securities of the company if, after closing, the transferee person or group would hold 50% or more of the outstanding voting power of the company (or the surviving or acquiring entity). However, consideration to be paid or received by a holder of common stock in connection with any such assets sale, merger, reorganization, consolidation, or share transfer under any employment, consulting, severance, or other arrangement will be disregarded for the purposes of determining whether holders of common stock are treated equally and identically.

Subdivisions and Combinations. If the Company subdivides or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other classes will be subdivided or combined in the same manner.

No Preemptive or Similar Rights

The Company’s Class A common stock and Class B common stock are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock described below.

Conversion

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. On any transfer of shares of Class B common stock, whether or not for value, each such transferred share automatically converts into one share of Class A common stock, except for certain transfers detailed below and further described in the Company’s amended and restated certificate.

Any holder’s shares of Class B common stock converts automatically into Class A common stock, on a one-to-one basis, upon certain circumstances, including: (1) the sale or transfer of such shares of Class B common stock, other than to a “controlled entity,” which is any person or entity which, directly or directly, is controlled by, or is under common control with, the holder of such shares of Class B common stock; (2) the trading day that is no less than 90 days and no more than 150 days following the twenty-year anniversary of June 17, 2024, the filing of the Company’s amended and restated certificate; (3) the date on which Mr. Lefkofsky is no longer providing services to the Company as an executive officer or member of the Company’s board of directors; and (4) the trading day that is no less than 90 days and no more than 150 days following the date that Mr. Lefkofsky and his controlled entities hold, in the aggregate, fewer than 10,000,000 shares of the Company’s capital stock (as adjusted for stock splits, stock dividends, combinations, subdivisions and recapitalizations).

Once transferred and converted into Class A common stock, the Class B common stock may not be reissued.

Fully Paid and Non-Assessable

All of the shares of the Company’s Class A common stock are fully paid and non-assessable.

Preferred Stock

The Company’s board of directors may, without further action by its stockholders (except as noted below), fix the rights, preferences, privileges, and restrictions of up to an aggregate of 20,000,000 shares of preferred stock in one or more series and authorize their issuance. Notwithstanding the foregoing, so long as any shares of Class B common stock remain outstanding, no shares of preferred stock with voting rights equal or superior to those of the Class B common stock may be issued without the approval of the holders of a majority of the outstanding shares of Class B common stock. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of the Company’s Class A common stock or Class B common stock. Any issuance of the Company’s preferred stock could adversely affect the voting power of holders of the Company’s Class A common stock or Class B common stock, and the likelihood that such holders would receive dividend payments and payments on liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change of control or other corporate action. The Company has no present plan to issue any shares of preferred stock.

Registration Rights

Stockholder Registration Rights

The Company is party to an investor rights agreement that provides certain holders of the Company’s convertible preferred stock, including certain holders of at least 5% of the Company’s capital stock and entities affiliated with certain of the Company’s directors, have certain registration rights, as set forth below. This investor rights agreement was entered into in April 2024. The registration of shares of the Company’s Class A common stock (including shares of Class A common stock issuable upon conversion of Class B common stock, along with all Additional Class A Conversion Shares) by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. The Company will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback, and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback, and Form S-3 registration rights described below will expire five years after the effective date of the registration statement, of which this prospectus forms a part, or with respect to any particular stockholder, such time after the effective date of the registration statement that such stockholder (a) holds less than 1% of the Company’s outstanding common stock (including shares issuable on conversion of outstanding convertible preferred stock) and (b) can sell all of its shares under Rule 144 of the Securities Act, or Rule 144, during any 90-day period.

Demand Registration Rights

The holders of the registrable securities are entitled to certain demand registration rights. At any time after December 13, 2024, the holders of a majority of these shares may, on not more than two occasions, request that the

Company register all or a portion of their shares. Such request for registration must cover shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $15.0 million.

Piggyback Registration Rights

In the event that the Company proposes to, subject to limited exceptions, register any of the Company’s securities under the Securities Act, either for the Company’s own account or for the account of other security holders, the holders of registerable securities are entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever the Company proposes to file a registration statement under the Securities Act, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Form S-3 Registration Rights

The holders of an aggregate of at least 20% of the then outstanding shares of Class A common stock and Class B common stock are entitled to certain Form S-3 registration rights. The holders of an aggregate of at least 20% of these shares can make a request that the Company register their shares on Form S-3 if the Company is qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would equal or exceed $1.0 million. The Company will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Provisions

Because the Company’s stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of the Company’s shares of common stock are able to elect all of the Company’s directors. The Company’s amended and restated certificate and restated bylaws provide for stockholder actions at a duly called meeting of stockholders or, so long as any shares of Class B common stock remain outstanding, by written consent. A special meeting of stockholders may be called by a majority of the Company’s board of directors, the chair of the Company’s board of directors, the Company’s chief executive officer, or, so long as any shares of Class B common stock remain outstanding, by the Company’s secretary upon written consent of the Company’s stockholders entitled to cast at least a majority of the votes at such meeting. The Company’s restated bylaws include an advance notice procedure for stockholder proposals to be brought before an annual meeting of the Company’s stockholders, including proposed nominations of persons for election to the Company’s board of directors.

The Company’s amended and restated certificate further provides for a dual-class common stock structure, which provides Eric Lefkofsky, the Company’s Chief Executive Officer, Founder, and Chairman, who beneficially owns 100% of the Company’s outstanding Class B common stock, with control over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of the Company’s company or its assets. Additionally, so long as any shares of Class B common stock remain outstanding, a majority vote of the outstanding Class B common stock is required to (1) amend, alter, or repeal any provision of the certificate or bylaws in a manner that impacts the rights of the holders of the Class B common stock, (2) reclassify any outstanding shares of Class A common stock into shares having (a) dividend or liquidation rights that are senior to the Class B common stock or (b) the right to more than one vote per share, (3) issue any shares of preferred stock having voting rights equal or superior to those of the Class B common stock, and (4) issue any additional shares of Class B common stock or other securities convertible into Class B common stock (except for the issuance of Class B common stock issuable upon a dividend under certain circumstances).

The foregoing provisions will make it more difficult for another party to obtain control of the Company by replacing the Company’s board of directors. Since the Company’s board of directors has the power to retain and discharge the Company’s officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated convertible preferred stock makes it possible for the Company’s board of directors to issue convertible preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the Company’s control.

These provisions, including the dual-class structure of the Company’s common stock, are intended to preserve the Company’s existing control structure, facilitate the Company’s continued product innovation and the risk-taking that it requires, permit the Company to continue to prioritize the Company’s long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of the Company’s board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are also designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company’s shares and may have the effect of deterring hostile takeovers or delaying changes in the Company’s control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of the Company’s stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

The Company is subject to Section 203 of the Delaware General Corporation Law, or the DGCL, which generally prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

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before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

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In general, Section 203 defines a “business combination” to include the following:

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any merger or consolidation involving the corporation and the interested stockholder;

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any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

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subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

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any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

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the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in an amended and restated certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. The Company has not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Choice of Forum

The Company’s amended and restated certificate provides that the Court of Chancery of the State of Delaware be the exclusive forum for actions or proceedings brought under Delaware statutory or common law: (1) any derivative claim or cause of action brought on the Company’s behalf; (2) any claim or cause of action asserting a breach of fiduciary duty; (3) any claim or cause of action against the Company arising under the Delaware General Corporation Law; (4) any claim or cause of action arising under or seeking to interpret the Company’s amended and restated certificate or the Company’s amended and restated bylaws; or (5) any claim or cause of action against the Company that is governed by the internal affairs doctrine. The provisions do not apply to suits brought to enforce a duty or liability created by the Exchange Act. The Company’s amended and restated certificate further provides that the federal district courts of the United States of America is the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Company, the Company’s officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Exchange Listing

The Company’s Class A common stock is currently listed on the Nasdaq Global Select Market under the symbol “TEM.”

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s Class A common stock and Class B common stock is Equiniti Trust Company, LLC (formerly known as American Stock Transfer & Trust Company, LLC). The transfer agent’s address is 55 Challenger Road, Ridgefield Park, New Jersey 07660.